As filed with the Securities and Exchange Commission on October 31, 2000

                                                                 CIK: 0001107266
                                                      Registration No. 333-36868
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Pre-Effective Amendment No. 3 to

                                    FORM SB-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               CoffeeAM.com, Inc.
                 (Name of small business issuer in its charter)

            Georgia                       2095                   58-2179311
  (State or jurisdiction of    (Primary Standard Industrial   (I.R.S. Employer
incorporation or organization)  Classification Code Number)  Identification No.)

                        100 Londonderry Court, Suite 112
                            Woodstock, Georgia 30188
                                  678.494.1915
          (Address and telephone number of principal executive offices and principal place of business)

                          Brian J. Lunsford, President
                               CoffeeAM.com, Inc.
                        100 Londonderry Court, Suite 112
                            Woodstock, Georgia 30188
                                  678.494.1915
               (Name, address and telephone of agent for service)

                                   Copies to:

                                   Drew Field
                               534 Pacific Avenue
                             San Francisco, CA 94133
                                  415.296.9795

        Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

                         CALCULATION OF REGISTRATION FEE

========================================================================================================
       Title of each             Dollar        Proposed maximum      Proposed maximum
    class of securities        Amount to be     offering price      aggregate offering     Amount of
      to be registered          registered   per share/certificate        price         registration fee
--------------------------------------------------------------------------------------------------------
Common Stock, $1.00 par value   $1,050,000          $ 7.00              $1,050,000           $  --
                                                                        Total                $  --
========================================================================================================

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following: [X]
================================================================================

                               COFFEEAM.COM, INC.
            Cross-reference Sheet Showing Location in Prospectus of:

                  PART I -- INFORMATION REQUIRED IN PROSPECTUS

         Form SB-2 Item Number and Caption          Caption in Prospectus
         ---------------------------------          ---------------------
 1. Front of Registration Statement and
      Outside Front Cover of Prospectus......   Outside Front Cover Page of Prospectus
 2. Inside Front and Outside Back Cover
      Pages of Prospectus....................   Inside Front Cover Page of Prospectus
 3. Summary Information and Risk Factors        Risk Factors
 4. Use of Proceeds..........................   Use of Proceeds
 5. Determination of Offering Price..........   Plan of Distribution -- Determination
                                                  of Offering Price
 6. Dilution.................................   Dilution
 7. Selling Security Holders.................   Not applicable
 8. Plan of Distribution.....................   Plan of Distribution
 9. Legal Proceedings........................   Business -- Legal Proceedings
10. Directors, Executive Officers, Promoters
      and Control Persons....................   Management
11. Security Ownership of Certain Beneficial
      Owners and Management..................   Principal Shareholders
12. Description of Securities................   Description of Securities
13. Interest of Named Experts and Counsel       Not applicable
14. Disclosure of Commission Position on        Management -- Indemnification of
      Indemnification for Securities Act ....     Officers and Directors
15. Organization Within Last Five Years......   Not applicable
16. Description of Business..................   Prospectus Summary; Risk Factors;
                                                Business; Certain Transactions
17. Management's Discussion and Analysis
      or Plan of Operation...................   Management's Plan of Operations
18. Description of Property..................   Business - Properties/Facilities
19. Certain Relationships and Related
      Transactions...........................   Certain Transactions
20. Market for Common Equity and Related ....   Risk Factors; Shares Eligible
      Stockholder Matters                         for Future Resale
21. Executive Compensation...................   Management: Executive Compensation
22. Financial Statements.....................   Index to Financial Statements
23. Changes In and Disagreements With
      Accountants on Accounting and
      Financial Disclosure...................   None


                  SUBJECT TO COMPLETION, DATED OCTOBER 31, 2000


                                 150,000 SHARES

                               [COFFEEAM.COM LOGO]

                                  COMMON STOCK

                                   ----------

     COFFEEAM.COM, INC. is offering directly to investors a minimum of 75,000 shares up to a maximum of 150,000 shares of common stock.

     Our common stock is not listed on any national securities exchange or the Nasdaq Stock Market.


     Until a minimum of 75,000 shares have been purchased, all payments for shares will be deposited into an escrow account at SouthTrust Bank. If the minimum is not purchased by May 31, 2001, all payments deposited in the escrow account will be promptly refunded in full, with interest and without any deduction for expenses. This offering will end when all the shares have been purchased or earlier, if we decide to close the offering.


                                   ----------

     This offering involves a high degree of risk. See "Risk Factors" beginning on page 4.

                                   ----------

     Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved of the shares or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

================================================================================
                                                     Public        Broker-dealer
                                     Offering     Discounts and     Proceeds to
                                       Price       Commissions      CoffeeAM.com
                                    ----------     -----------      ------------
Per Share                           $     7.00         None          $     7.00
Total minimum, 75,000 shares        $  525,000         None          $  525,000
Total maximum, 150,000 shares       $1,050,000         None          $1,050,000


================================================================================
                                   ----------

                 The date of this Prospectus is___________, 2000

THE INFORMATION IN THIS PROSPECTUS MAY BE ADDED TO OR CHANGED. WE MAY NOT SELL THESE SHARES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SHARES, AND IS NOT SOLICITING OFFERS TO BUY THEM, IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

     We have not authorized anyone to give you any information or make any representation that is not in this prospectus. The information in this prospectus is current and correct only as of the date of this prospectus, regardless of the time of its delivery or of any sale of the shares. We are offering to sell, and seeking offers to buy the shares only in jurisdictions where offers and sales are permitted.


                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Prospectus summary........................................................    3
Risk factors..............................................................    4
Use of proceeds ..........................................................    5
Dilution..................................................................    6
Dividend policy...........................................................    7
Management's discussion and analysis of financial.........................
condition and results of operations.......................................    7
Business..................................................................    9
Management................................................................   13
Certain transactions......................................................   15
Principal shareowners.....................................................   15
Description of securities.................................................   16
Future resale of securities...............................................   16
Plan of distribution......................................................   17
Experts...................................................................   18
Available Information.....................................................   18
Index to financial statements.............................................   18

                               Prospectus summary


Our business

Coffee.com, Inc. sells our own fresh-roasted coffees, teas and and related products. Our business began in 1993, for sales to coffee shops and through catalog and telephone orders. We launched our website in March 1999. During the first six months of 2000, 42% of our total sales were made on the Internet. We intend to use the funds from this offering primarily to advertise our website and expand our capacity to sell our products.

How to buy shares


CoffeeAM.com, Inc. is offering 150,000 shares of its common stock at $7.00 per share. The offering is being made directly by CoffeeAM.com, Inc. To purchase shares, you may either:

Complete the share purchase order, including your credit card data, on the secure website link, or Complete the share purchase order in printed form and mail it to us, with your check or credit card data.



How you can communicate with us

Our office is at 100 Londonderry Court, Suite 112, Woodstock, Georgia 30188. Our shareowner relations telephone numbers are (678) 494-1915 and (800) 803-7774. Our fax number is (678) 494-3433. You are invited to call or write Brian Lunsford, our President. The email address is investor@CoffeeAM.com.

                                  Risk factors

     You should carefully consider the following risks and the rest of this prospectus before deciding whether and how much to invest in our shares. You could lose all or part of your investment.

We may have to raise more capital, or reduce growth and future income, affecting the value of your shares.

     If we only sell the minimum in this offering, our fixed expenses will be a larger part of our income and we will have to limit spending for the purpose of attracting new business. Even if we sell the maximum shares offered, we will need more capital to achieve our objectives. We expect to have one or more further public offerings of shares but additional funds may not be available when needed. Selling more shares may dilute the existing shareowners. Debt financing would require additional interest expense, reducing our earning potential.

No public trading market exists for the shares.

     Because this initial offering is only for up to $1,050,000, there may be no public trading market for our shares right after it is completed. CoffeeAM.com, Inc. realizes the need for the development of a trading market for its shares and will explore avenues to make this a reality. We will do our best to arrange with a registered broker-dealer to provide an order matching service for persons wishing to buy or sell shares after this offering is complete. If that does not happen, shareholders will have to find a prospective buyer and negotiate a price and terms of sale, until a trading market or order matching service exists.

We are risking our existing business by generating losses to build an electronic commerce business.

     We had our first operating loss in 1999 and an accumulated deficit of $84,454 at June 30, 2000. We anticipate having losses in the upcoming quarters as we increase our expenditures for expansion of our Internet-based business. The "Use of Proceeds and "Business" sections of this prospectus describe these expenditures and our objectives. Failure to achieve these objectives could cause the business and our shares to be of little or no value.

Our business plan will succeed only if we can use the Internet to grow and be profitable

     We sell products that are not essential and customers may choose not to buy from us if the Internet becomes slower and less reliable to use. We have not made the substantial investment in security and privacy protections that larger businesses could and invasion of our site could cause us to lose customers and have to spend large amounts.

We could be overwhelmed by new competitors and lose your investment

     New, aggressive competition could result in reduced margins on our products and services, loss of market share or less user traffic to our website. We do not have the resources to sustain losses of any significant amount or length of time. We already compete with many proven, well-established grocery and coffee shop businesses. Those businesses or others can establish and expand rival Internet sites by investing relatively little money or time.

We could fail if we lose our officers, or if we cannot recruit and train additional skilled people.

     Our two officers, Brian Lunsford and Maranda Lunsford, have been sole owners of CoffeeAM.com, Inc. shares since the end of 1998 and have been working full time to plan and meet our objectives. We do not have an employment agreement with them and we are not beneficiaries of any key person life insurance covering them. We are seeking additional people to train, so that we can continue to grow and to decrease our dependence upon our two officers.

                                 Use of proceeds

The net proceeds to CoffeeAM.com, Inc. from this offering are estimated to be approximately $425,000 if the minimum amount is sold and $950,000 if the maximum is sold, in each case after payment of $100,000 of offering expenses. We expect to use the net proceeds over the 12-month period commencing from the date that the minimum escrowed proceeds are released, for the purposes outlined below. If more than the minimum, but less than the maximum offering is raised, we intend to allocate proceeds in excess of the minimum in the same proportions as if the maximum were raised.

                                               Minimum              Maximum
                                           (75,000 shares)      (150,000 shares)
                                           ----------------     ----------------
     1.   Facility expansion ...........   $ 30,000      7%     $ 40,000      4%
     2.   Advertising initiatives.......    100,000     23%      205,000     22%
     3.   Marketing franchises..........     50,000     12%      200,000     21%
     4.   Repayment of debt.............     50,000     12%      145,000     15%
     5.   Capital equipment.............    120,000     28%      165,000     17%
     6.   Internet development..........     45,000     11%      135,000     15%
     7.   Working capital...............     30,000      7%       60,000      6%
                                           --------   ----      --------   ----
                                           $425,000    100%     $950,000    100%
                                           ========   ====      ========   ====

Description of Use of Net Proceeds

     1. Facility expansion. CoffeeAM.com, Inc. recently moved to a 15,500 sq. ft. facility located in Woodstock, in the Suburbs of Atlanta. The monies allocated to Facility Expansion will allow CoffeeAM to expand operations in the new space.
     2. Advertising initiatives. We plan to conservatively develop our brand through websites and portals, and such offline media as direct mail, print advertising, and public relations.
     3. Franchise initiative. CoffeeAM.com, Inc. will be launching a franchise program in which its franchisees will service Office Buildings and restaurants requiring delivery and service for their coffee needs. Management of CoffeeAM.com, Inc. has significant experience in franchising and will use this means to further increase CoffeeAM.com, Inc.'s brand exposure.
     4. Repayment of Debt. CoffeeAM.com, Inc. will use a portion of the proceeds of this offering to repay the loan from its principal shareowner, described in "Certain Transactions."
     5. Capital goods. Based on increased volume we will need to buy additional equipment for the roasting, processing, and shipment of our products.
     6. Internet development. CoffeeAM.com, Inc. will use the proceeds on improvements of its web site, to increase efficiency, increase usability, and allow for the expected increase in scale.
     7. Working capital. As our business grows, we will need additional capital to finance larger inventories of coffee beans, tea and our other products.

     We do not anticipate changes in the proposed allocation of estimated net proceeds of this offering. However, events may require changes and we reserve the right to make changes, if we believe they are in the best interests of CoffeeAM.com, Inc. Our board of directors will make any decisions regarding any proposed changes to the allocation of the estimated net proceeds.

     Proceeds not immediately required for these purposes will be invested in United States government securities, short-term certificates of deposit, money market funds or other investment grade, short-term interest-bearing instruments.

                                    Dilution

     The public offering price per share is substantially higher than the net tangible book value per share of our common stock. Purchasers of shares in this offering will experience immediate and substantial dilution in the pro forma net tangible book value per share. The issuance of additional equity securities could also cause substantial dilution of the ownership interest of purchasers of the shares offered by this prospectus.

     On June 30, 2000, CoffeeAM.com, Inc. had a negative net tangible book value of ($243,784) or ($0.07) per share. The net tangible book value per share is equal to our total tangible assets, which excludes $314,530 of unamortized goodwill from acquisition, less total liabilities and divided by total number of shares of common stock outstanding. After giving effect to the sale of the minimum and maximum number of shares being offered, at the $7.00 per share public offering price, and the application of the estimated net proceeds, our pro forma net tangible book value as of June 30, 2000, would have been $181,216 after sale of the minimum and $706,216 after sale of the maximum number of shares, or $0.05 per share and $0.18 per share. This represents an immediate increase in net tangible book value to present owners of $0.12 per share at the minimum and $0.25 per share at the maximum. It represents an immediate dilution to new investors purchasing shares in this offering of $6.95, or 99%, per share at the minimum and $6.82, or 97%, per share at the maximum.

     The following table shows, on a pro forma basis as of June 30, 2000, the difference between existing shareowners and new shareowners in this offering, with respect to the number of shares purchased, the total consideration paid and the average price paid per share:

                                                 Minimum           Maximum
                                             (75,000 shares)   (150,000 shares)
                                             ---------------   ----------------
Public offering price per share...........       $ 7.00             $ 7.00
  Net tangible book value per share
    on June 30, 2000......................       $(0.07)            $(0.07)
  Increase in net tangible book value
    per share to present owners...........       $ 0.12             $ 0.25

Pro forma net tangible book value per
  share after this offering...............       $ 0.05             $ 0.18

Net tangible book value dilution per
  share to new investors..................       $ 6.95             $ 6.82
                                                 ======             ======

This table shows what the present owners paid for their ownership of the business in 1998, net of the dividend paid April 30, 2000, compared to the price of shares in this offering, assuming that the minimum number of shares are sold in this offering:

                  Shares owned   Percent   Amounts paid   Percent   Price/share
                  ------------   -------   ------------   -------   -----------
Present owners      3,687,500      98%       $ 50,000        9%        $0.001
New investors          75,000       2%       $525,000       91%        $ 7.00

The following table shows the same information, assuming that the maximum number of shares are sold in this offering:

                  Shares owned   Percent   Amounts paid   Percent   Price/share
                  ------------   -------   ------------   -------   -----------
Present owners      3,687,500      96%      $   50,000       5%        $0.001
New investors         150,000       4%      $1,050,000      95%        $ 7.00

                                 Dividend policy

CoffeeAM.com, Inc. does not pay any cash dividend on its common stock. We presently intend to retain any future earnings to finance our growth plan. Any future agreements with lenders may also restrict our ability to pay dividends.

                     Management's Discussion and Analysis of
                  Financial Condition and Results of Operations

This discussion should be read together with the financial statements, and their notes, and other information in this prospectus..

Overview

CoffeeAM.com, Inc. sells gourmet coffee and other specialty beverage products to retail coffee businesses and to consumers. Both business-to-business and business-to-consumer sales are made primarily through our Internet site located on the World Wide Web at www.CoffeeAM.com, Inc. We blend or roast some of our products and we distribute some for other manufacturers.

From its beginning in 1993 through the change in its ownership in December 1998, CoffeeAM.com, Inc. derived most of its revenue from telephone and catalog sales to coffeehouses and restaurants. In March 1999, we launched our Internet presence and have focused on developing the premiere Internet specialty beverage site. Sales on our website in 1999 were $203,853, or approximately 20% of total sales for the year. This repositioning allows us to sell our products as easily to a large wholesale customer as to a person who orders a pound or two of coffee a month. We use the same roastery for both client bases and simply use larger packaging for wholesale customers.

Results of operations for 1999 compared to 1998

In 1999 we were able to continue to grow revenues, while virtually remaking ourselves into an Internet enterprise. Sales increased from $1,004,106 in 1998 to $1,282, 714 in 1999. Our gross profit, before operating expenses, was $795,105 in 1999, up from $538,396 in 1998. Gross margins improved to 62.0% of revenue in 1999 versus 53.6% in 1998. This significant improvement in margins was due to improved pricing, expansion into the direct consumer market and favorable coffee commodity prices. As revenue numbers continue to grow, we expect to be able to improve our gross margins through better purchase prices on increased quantities.

Management's decision to launch our CoffeeAM.com, Inc. website for retail customers, along with recruiting the staff needed to grow our business, resulted in a loss of $39,916 in 1999 compared to net income of $205,535 for the prior year. Our selling, general and administrative expenses went from $332,861 in 1998 to $821,380 in 1999. Salaries increased as a result of our expansion from four full-time employees in 1998 to an average of seven in 1999. We incurred costs related to the development of our website, the initial marketing of the website and other expenses related to our site's launch. As e-commerce is a new business method, we had to implement new systems and procedures for fulfillment of orders and customer service situations.

We also began to incur an additional expense item in 1999 through our "Free Shipping" policy. We began shipping 95% of our packages via UPS, and paying the cost of shipping for all goods purchased through our web site. We do not have plans to change this policy in the future, as it has been useful in increasing our customer base.

Financial condition at December 31, 1999 compared to December 31, 1998

There were no accounts receivable when the business was purchased by its present owners, in mid-December 1998. The year-end balance results from approximately two weeks of sales. The balance at the end of 1999 reflects a full year's operations by present management. We have become more restrictive on the issuance of credit terms to wholesale customers. This new policy has in management estimation had little impact on sales growth, but should allow us to reduce exposure to bad debt expenses.

We have managed our inventory levels much more adeptly in 1999. By increasing our turns, we have been able to reduce our year-end inventory 37.1% vs. 1998. While sales increased 27.7% in the same period. We credit better staffing and more timely ordering for this improvement.

The note receivable from shareholder has since been paid in full.

Both accounts payable and accrued expenses were at zero when ownership changed during December 1998, the year-end balances result from approximately two weeks' operations. The 1999 year-end amounts are more reflective of current practices.

Six months ended June 30, 2000 compared to six months ended June 30, 1999

Management's focus on investing for growth resulted in increased revenues. We also increased operating expenses as we expanded both our staff and our physical plant, to handle expected greater volume. Our $25,872 loss in the first six months of 2000 compared to a $49,229 loss for the first six months of 1999. Revenues grew at a rate of 32%, increasing to $723,020 for the first six months of 2000 compared with $546,949 for the first six months of 1999. Sales on our website in the first six months of 2000 were $304,167, or approximately 42% of total sales, compared to $18,851, or approximately 3% of total sales, for the year earlier period. During the same periods, gross margins continued to improve, due to increased buying efficiencies and favorable coffee commodity prices.

The first six months of 2000 reflects an increase in our rent expense as we moved into our new 15,500 square foot facility. We have expanded our staff to 13 employees from five in the previous period. During the first six months of 2000, we invested in the development of our own web design department. In the 1999 period, we were exclusively using outside vendors for that purpose.

CoffeeAM.com, Inc. experienced significantly higher shipping expenses in the first six months of 2000, as they grew to $70,675 from $32,551 during the first six months of 1999. This increase is due to the greater amount of small packages shipped, as we have continued to expand the number of our retail customers.

In the 2000 period, we first began to accrue depreciation, interest expenses, and inventory adjustments as they occurred, instead of as an end-of-the-year adjustment. While this reflects negatively when comparing the first six months of 2000 to the first six months of 1999, it will have no material impact on the full year of 2000 compared to full year 1999.

The amount for prepaid expenses is principally costs of this offering. The loan from stockholder and the decrease in stockholders' equity results from the dividend and loan described in "Certain Transactions."

Liquidity and Capital Resources

CoffeeAM.com, Inc. has traditionally financed it growth through cash from operations. It has debt payable to its former owners and as the result of a loan from its current owner made on April 30, 2000, to fund a dividend of the same date. We plan to issue equity and debt instruments in the future as necessary to fund the retirement of debt and the planned growth.

We buy products on trade terms from our suppliers while collecting the majority of our receivables in cash or by credit card. We do not currently have a line of credit with any financial institution. We have no long-term debt other than the notes payable to the previous owner, described in note 5 of the notes to financial statements.

Inflation and commodity prices

We do not believe inflation will have a material impact on our future operations. We are very much affected by fluctuations in the price of coffee on the world market, which results primarily from weather conditions.

Forward-Looking Statements

This section and other forward-looking statements in this prospectus are based on our current expectations. Our actual results could differ materially from those anticipated in these forward-looking statements, as a result of various factors, including the risks described in this prospectus.

Capital Requirements. Our growth plans call for significant investments in its website infrastructure and the mass marketing of it site to retailers and direct-consumers. The inability to raise those funds would adversely affect CoffeeAM and its growth strategy.

Acquisition Strategy. We have no plans to acquire other businesses at this time. We will, however, be open to possibilities that we believe would increase our customer base and revenues.

Advertising Strategy. We plan to spend extensively on advertising in 2000. This spending will be done in both targeted and broadcast media and will include both online and offline advertising.

Web Design. We plan major improvements for our website during 2000. These improvements will be in the user experience, the content offerings and back-office processing. Improvements on our website will be an ongoing process, as the e-commerce industry continues to develop. Our website will include more information on coffee, teas, and other products that we market. We also plan to expand the information we provide for those who wish to add gourmet beverages to their existing businesses.

Seasonality

Specialty food sales are inherently seasonal, with highest volumes during the fourth quarter holiday season. Additionally, our business has a large gift-giving component. Our wholesale business is less seasonal. Approximately 32% of our 1999 sales were realized in the fourth quarter. The 1998 amount was 28%. We expect fourth quarter sales to continue to represent a disproportionate amount of annual sales in the future.

Year 2000 Issues

We upgraded all of our internal computer and software systems as well as communications equipment to Y2K compliant standards. We sought and received assurances in writing from our major Internet service providers of their compliance with Y2K requirements. Our costs for preparations for Year 2000 were minimal. We have had no significant Y2K problems.

                                    Business

CoffeeAM.com, Inc. is an electronic commerce company focused on the sale of gourmet and specialty coffees and teas over the Internet to the retail, corporate gift and wholesale markets. We roast over 45 high-quality Arabica coffees and offer over 150 flavored coffees, organic coffees, select estate coffees, gourmet teas and giftbaskets, as well as commercial and home coffee equipment. Our website combines merchandise and related content. We operate a warehouse and our customers' orders are fulfilled directly by us. We do have some equipment drop-shipped to our customers.

We were incorporated in August 1993 and launched our online retail store in March 1999. The majority of our revenue comes from the wholesale customer accounts which we had serviced prior to taking on our Internet initiative. These wholesale customers resell the coffee in whole bean or ground form for home consumption. Many of them also brew and sell coffee beverages at their place of business.

The present owners purchased the business in December 1998. Their purpose was to have a business with an existing traditional foundation and build onto it an Internet-based business. The previous owners had started in 1993 as a coffee house in an Atlanta suburb. They roasted coffees on-site and began selling them to other coffee houses. They sold the coffee house and opened a wholesale roasting operation in 1995. Since the change in ownership, we have focused on expanding our product offerings, building our brand name through advertising and promotional campaigns, pursuing online shopping initiatives, recruiting personnel, developing business-to-business services and exploring strategic electronic commerce opportunities. In December 1999, we launched a wholesale program enabling consumers to purchase coffee and tea in bulk at wholesale prices. Currently our retail and wholesale customers pay for orders by credit card while we pay our suppliers on trade terms. As a result, we are able to increase our working capital between the time we receive payment for orders and the time we are required to pay suppliers.

We reported a loss of $39,916 in the year ended December 31, 1999, after pretax income of $205,535 in 1998. We expect to incur losses in the next few quarters, from these kinds of expenditures:

     - advertising and promotional expenditures to build our brand name and attract customers,
     -    the continued development of our website,
     -    expanding our product offerings,
     -    developing relationships with strategic business partners,
     -    attracting, retaining and motivating qualified employees,
     - developing an "extranet" system to electronically link us to our suppliers to improve order processing,
     -    continuing to develop our order processing technology, and
     -    continuing to increase our production capacity.

Our products and operations

The products we sell are known as "gourmet and specialty beverage," defined as distinctive beverages of high quality. This includes our gourmet coffees, teas, and related products.

CoffeeAM.com, Inc. is committed to providing the highest quality Arabica coffees available from around the world. To achieve this goal, we work closely with our coffee brokers and estate owners to carefully select the coffee beans and then perfectly roast the coffees to maximize their taste and flavor differences.

We roast our coffee in small batches to ensure consistency. We vary the roast time and temperature, to maximize a particular coffee's taste characteristics. We use state-of-the-art roasting technology, which enables more exact specific roasts, so that we may offer consistent taste profiles. We use gas heated cast iron drum roasters, which we believe offer a higher degree of flexibility than the typical commercial roasting machines. We have developed specific roasting formulas for each coffee type to establish a CoffeeAM.com, Inc. recipe for each coffee type, which we call our perfect roast. We believe that this roasting process distinguishes it from many other specialty coffee companies and has resulted in strong customer loyalty.

CoffeeAM, also offers flavored coffees, unlike some of its competitors. We flavor our coffee during the production process, to provide our customers with a higher taste consistency.

We package our coffee with one-way valve bag packaging technology, which provides an extended shelf life for our coffees. This technology enables us to expand our geographic distribution while maintaining our high standards for quality and freshness.

CoffeeAM.com, Inc. provides online retail and wholesale customers a broad selection of high quality specialty coffees, teas, and related products which can be ordered at any time and promptly delivered. We aim to generate repeat business by providing a positive ordering experience for our customers, offering informed content, and offering extremely competitive pricing on the products we market.

Our business-to-business market

Our business-to-business market includes sales to specialty food retailers, gift shops, caterers, restaurants and other resellers of specialty beverage products. Forrester Research estimates that business-to-business electronic commerce will grow from $17 billion in 1997 to $327 billion in 2002.

Suppliers of specialty beverage products have traditionally distributed their products either by using a food broker to sell to retailers at wholesale prices, or by attempting to sell their products direct to retailers. Many suppliers have been ineffective at direct selling and the assortment of specialized food brokers and distributors that currently supports the industry is highly fragmented. As a result, many retail outlets for specialty beverage products are underserved or have limited access to the products they would like to carry. Even more scarce than availability of quality products is the industry information and product information that these specialized retailers need to operate their businesses effectively. CoffeeAM.com, Inc. intends to bridge this gap by offering the widest range of products, and by also offering `online-consulting' to those in the business and those looking to enter the business. This relationship could allow CoffeeAM.com, Inc. to maintain a large and consistent amount of traffic to its site and to offer ancillary products to these customers.

CoffeeAM believes that these resellers of specialty beverage products are interested in buying online and that shipping costs are often a deterrent. We have offered free shipping, on most items, to all continental US locations via UPS. This shipping expense is costly, but we believe the benefit of customer attraction has offset the related expense. This program is constantly being reviewed, to see whether it will be part of our long-term strategy.

Our business-to-business market may be affected by the unfamiliarity of certain retailers with the Internet in general and, more specifically, as a means for conducting commerce. Many industries are embracing the digital marketplace for goods on a daily basis, and we believe it is becoming quite apparent that many if not all industries will follow suit. We have staked our claim to the digital marketplace for specialty beverages and more precisely gourmet coffee and tea.

For this goal we are also in the process of implementing a new order processing system, which should enable us to offer online auctioning of equipment and other improvements related to the information we provide for those in the coffee business. We are also working to increase our site's familiarity among specialty food retailers.

We require credit card payment from our wholesale purchasers, rather than the more typical weekly or monthly trade credit terms. Due to the high turnover rate in the coffeehouse and restaurant business, CoffeeAM is very restrictive at extending terms. By limiting the amount of terms we grant and requiring most transactions to be paid in advance via card, we have been able to keep bad debt losses very low.

We believe that the wholesale marketplace we have created will significantly influence and improve the specialty beverage shopping experience and selection. The following highlights CoffeeAM.com, Inc.'s strategy:

     - the specialty coffee market is highly fragmented with only a single dominant retailer, Starbucks. We estimate there are at least 10,000 independent coffeehouses throughout the United States;
     - we have an "early-to-market" digital market place for the coffee and tea industry;
     - we have the ability to increase our product offerings with very little incremental costs;
     - we have the ability to offer specialized content, for high and consistent traffic levels;
     - small businesses are increasingly familiar with the Internet, especially as a means to procure goods;
     - manufacturers are increasingly dependent on online relationships for the distribution of their goods;
     - our history has focused on helping customers establish coffee and tea businesses and we are now seeing many non-traditional businesses looking to add gourmet beverages to their offerings; and
     - as we build the digital marketplace, more specialty beverage companies and those who have products for this market will see the necessity of selling there.

Our plans for the CoffeeAM.com, Inc. office delivery and service franchise

CoffeeAM.com, Inc. plans to establish a franchise system to serve market segments that are not expected to rely on Internet purchasing. Many restaurants, and almost all offices use a coffee delivery service which delivers coffee, provides equipment, and replenishes other coffee related supplies. This type of service is not feasible for CoffeeAM.com, Inc. to perform directly. We intend to establish a network of independent CoffeeAM.com, Inc. franchisees that will deliver gourmet coffee and tea to office customers. We believe these franchisees could allow us to increase volumes, and strengthen our brand.

We have not yet developed our plans for the franchise system and have no timetable for implementation. We do not expect delivery and service franchises to become a material part of CoffeeAM.com, Inc.'s business within the foreseeable future. Franchising involves different legal and management structures from the business that we are currently operating. We believe that our management has the required ability to build this new operation.

Our consumer market

All of our sales directly to consumers are made online, through our website on the Internet. While we are not aware of any statistical estimates of the amount of online sales of gourmet and specialty beverage products, we believe that the market size and growth rate will follow the estimates for all online food sales. Forrester Research estimates that total online food sales for 1998 were approximately $234 million and that total online food sales are expected to reach $1.1 billion in 2000 and $10.8 billion by 2003, representing a compounded annual growth rate of 115%. Market research firm International Data Corporation estimates that worldwide business to consumer commerce over the Internet will grow from $12 billion in 1997 to $425 billion in 2002.

As of March 21, 2000, 59.22% of our business had come from repeat customers. Also as of that date, CoffeeAM.com, Inc. had provided products to 6,558 customers.

We believe that our method of selling products direct to the consumer will become the preferred way for people to receive their gourmet coffees & teas. The following highlights CoffeeAM.com, Inc.'s opportunity:

     - gourmet coffee's major sales growth over the past decade has created a more knowledgeable consumer;
     - we are the first company to aggressively focus on `Roastery-Direct' gourmet coffees online;
     - we can increase our product offerings with very little incremental costs;
     - we will offer specialized information on our website that is not in stores or shops;
     - we have the ability to sell unique, hard to find items not easily obtainable at a local supermarket;
     - we have none of the costs of physical retail locations in the thousands of markets which we service;
     - we receive orders and allow consumers to shop 24 hours a day/7 days a week;
     - our products are delivered direct to the consumer's front door; - we establish `recurring-shipments' so that the consumer need not worry about running out of product;
     - our product is a consumable, and customers reorder when they `use-up' our product; and
     - we roast to order and do not incur product spoilage or the even worse option - selling stale coffee.

Our Competition

An Internet search will show that many small competitors exist at any one time, but only a few large ones have product offerings similar to CoffeeAM. We are very small, compared to industry leaders in the overall coffee roasting and marketing industry. We are not aware of any large business that is dedicated exclusively to the Internet coffee or the Internet specialty beverage industry. If one or more of the industry giants shifts its focus toward an online venture, our business could be adversely affected by strong competitive tactics, or positively affected by the resulting increase in market awareness of Internet shopping for gourmet coffees and teas.

We are not aware of any digital marketplace that exists for the gourmet coffee and tea business sector. We do not anticipate any significant competition in the sale of franchises for our office delivery system. However, our franchisees will have to complete with many national companies that have significantly more resources than CoffeeAM.com, Inc. or its franchisees.

Employees

We currently have nine employees, all full time. We intend to hire employees as sales continue to increase, and are actively recruiting for many positions. We expect to have 18 employees by the end of 2000.

Facilities

CoffeeAM moved into expanded facilities in May, 2000. Our new seven-year lease is for 15,500 square feet, at 100 Londonderry Court Suite 112, Woodstock, Georgia. Lease payments are $7,500 per month, triple net.

We continue to be responsible on the lease for our previous space, at 3588 Pierce Drive in Chamblee, Georgia. The current monthly payment is $2,500, triple net, and increases each year, to $2,760 per month in the year before its May 2003 expiration. We have sub-leased this space at a rate that is more than our cost. We believe that the lessee will continue to make current payments over the remaining lease and, if not, that we could sub-lease to another tenant with no material cost to CoffeeAM.com, Inc.

Intellectual property, research and development

Applications are pending with the U.S. Patent and Trademark Office for trademark of "CoffeeAM.com" and "e-coffee." We have no other patents, trademarks, licenses or other intellectual property protection and we do not believe that any further protection is useful. We have not spent a material amount on research and development activities in the last two years. We have considered our web site development to be part of our operating costs.

Government regulations, environmental laws

Our operations are not subject to regulation by the Food and Drug Administration, the United States Department of Agriculture or any other federal agency. They are not subject to state regulation, except that the Georgia Department of Agriculture checks our scales for accuracy. No government approval is necessary for our principal products and services and we do not believe that any existing or probable governmental regulations will have a material effect on our business. Our coffee roasting and other operations have not incurred any material costs of compliance with environmental laws.

Legal Proceedings

CoffeeAM.com, Inc. is not a party to any pending legal proceeding.

                                   Management

CoffeeAM.com, Inc. 's board of directors is responsible for our policies and the selection and oversight of management. The board is elected annually by the shareowners. The present terms for all directors will conclude at the annual meeting of shareowners in 2001.

Directors and Officers
Name, residence address          Age         Responsibility
-----------------------          ---         --------------
Brian J. Lunsford                 26         President, Director and Chief
490 Bottesford Drive                         Executive Officer
Kennesaw, GA 30144

Maranda E. Lunsford               24         Vice President, Director
490 Bottesford Drive
Kennesaw, GA 30144

David R. Blech                    44         Vice President of Finance, Director
4525 Dorset Lane
Suwanee, GA 30024

Juel Veach                        45         Director
1329 Spalding Drive
Atlanta, GA 30350

Howe D. Whitman                   58         Director
4102 Whitewater Creek Rd.
Atlanta, Georgia

Each of the three officers will devote 100% of their working time to CoffeeAM.com, Inc.'s business.

Background information

Brian J. Lunsford became president of CoffeeAM.com, Inc. in December 1998. From 1993 to 1996, he was vice president of Professional Carpet systems, one of the largest commercial carpet service companies in the United States. While there, he oversaw the development of more than 200 franchises. In 1996, he founded Alligator Renovator, an Atlanta-based commercial services company, which he sold in 1997. From then until the acquisition of CoffeeAM.com, Inc. he was primarily researching businesses to acquire that could expand by use of the Internet. During August through October, 1998, he worked in a sales capacity for HeadHunter.NET, an online job recruiting service. He is married to Maranda Lunsford.

Maranda E. Lunsford became vice president of CoffeeAM.com, Inc. in December 1998, with responsibilities particularly in online strategy, product quality and user experience. Before joining CoffeeAM.com, Inc., she was completing her degree at Kennesaw State University. She is married to Brian Lunsford.

David R. Blech became controller of CoffeeAM.com, Inc. in December 1998 and was recently made vice president of finance. From 1995 to 1998, he was vice president and an owner of PAWE, which was merged into the largest car wash company in the United States. During 1988 to 1995, he was vice president of finance for Knight Energy Services, a Florida real estate developer and operator of service stations and car washes.

Juel Veach joined our board of directors in March 2000. He has owned and operated a commercial service in Atlanta since 1989. From 1982 to 1989, he was the controller and system analyst for a division of Standard Coffee Company of New Orleans.

Howe D. Whitman became a director in March 2000. He has worked in the real estate industry for over 35 years. In addition to serving on the board of advisors for Colony Homes of Woodstock, Georgia, Mr. Whitman is also on the Board of Directors for the Lakeland, Florida development council. Since 1973, Mr. Whitman has served as President of Heritage Equities.

Committees

Audit Committee. The board has established an audit committee of the two independent directors, Juel Veach and Howe Whitman. The audit committee will make recommendations concerning the engagement of independent public accountants, review their independence, the services they provide and the results of the audit engagement. The audit committee will also consider the range of audit and non-audit fees and review the adequacy of our internal accounting controls.

Meetings and compensation of directors

The directors meet quarterly. The audit committee meets at least once annually. Beginning in 2000, Directors receive $200 plus options to buy 100 shares with a strike price set at the day of the board meeting, for each board and committee meeting they attend. We reimburse them for travel expenses to attend meetings.

Executive compensation

The following table shows, for the year ended December 31, 1999, annual compensation, including salary, bonuses and certain other compensation, paid by CoffeeAM.com, Inc. to its chief executive officer, any executive officers whose annual compensation exceeded $100,000 and to all executive officers as a group. We have no employment agreements, no plans to pay bonuses and no bases upon which any bonuses would be determined.

                                                       Annual Compensation
                                                       -------------------     All Other
Name and Principal Position                             Salary      Bonus     Compensation
---------------------------                            --------     ------    ------------
Brian J. Lunsford, President.....................     $ 44,308     $ none        $ none
All executive officers as a group (3 persons)....     $100,165     $ none        $ none

Stock incentive compensation plan

CoffeeAM has reserved a total of 132,500 shares of its common stock for grant to employees and consultants. No options have yet been granted. We will not grant options with an exercise price of less than 85% of the fair market value of CoffeeAM.com, Inc. shares on the date of grant.

Indemnification of directors and officers and limitation of their liability

Officers or directors are not liable to CoffeeAM.com, Inc. or its shareowners, under Georgia law, if they acted in a manner they believed in good faith to be in or not opposed to CoffeeAM.com, Inc.'s best interests. They are not liable in any criminal proceeding if they had no reasonable cause to believe their conduct was unlawful. As permitted by Georgia law, CoffeeAM.com, Inc. will indemnify its officers and directors against liability and their defense costs in any proceeding in which they have been successful or where the directors who are not involved determines that the applicable standard of conduct has been met. CoffeeAM.com, Inc. will pay reasonable expenses, including attorneys' fees, incurred by directors or officers in advance of the final disposition of a proceeding, if they furnish written affirmation of good faith belief that they have met the applicable standard of conduct, together with a written promise to repay any advances if it is determined they are not entitled to indemnification. We have been informed that, in the opinion of the Securities and Exchange Commission, any indemnification for liabilities arising under the federal Securities Act of 1933 is unenforceable, as against public policy expressed in that Act. We do not presently carry any insurance against the liability of CoffeeAM.com, Inc.'s officers and directors.

                              Certain transactions

All of the outstanding shareownership of CoffeeAM.com, Inc. was purchased in December 1998 by Marandar Marketing, Inc., which is incorporated and located in Georgia. It is wholly owned by Brian Lunsford and Maranda Lunsford and has no operations. The total purchase price was $562,706, of which $250,000 was paid in cash by Marandar to the former owners, Lee Fiedler and Mary Fiedler. Of the balance, $232,706 was paid to the former owners from CoffeeAM.com, Inc.'s cash and receivables. The remaining $80,000 was represented by a note from CoffeeAM.com, Inc. to the former owners, at a 6.08% interest rate, payable $1,280 a month until December 2005. The terms were negotiated between the former owners of all of CoffeeAM.com, Inc.'s shares and Marandar and were as favorable to CoffeeAM.com, Inc. as those generally available from unaffiliated third parties. CoffeeAM.com, Inc. lacked sufficient independent directors to ratify the transaction at the time it was initiated.

CoffeeAM.com, Inc. advanced funds to Marandar during 1999 and had a note receivable at December 31, 1999 for $12,187. This amount has been repaid and there are currently no advances outstanding.

CoffeeAM.com, Inc. declared a $200,000 dividend to Marandar on April 30, 2000. Brian Lunsford made a $200,000 loan to CoffeeAM.com, Inc. on April 30, 2000. On July 14, 2000, Marandar made a $55,000 contribution to CoffeeAM.com, Inc.'s capital, through reducing the balance on Mr. Lunsford's loan to $145,000. The loan is due on April 30, 2001, with an 8% annual interest rate. Proceeds of this offering would be used to repay that loan. The terms of these transactions were as favorable to CoffeeAM.com, Inc. as those generally available from unaffiliated third parties. CoffeeAM.com, Inc. lacked sufficient independent directors to ratify the transaction at the time it was initiated.

The lease of our new facilities commences June 1, 2000. The landlord is a group of individuals doing business as "Cherokee Venture II," The group is affiliated with Howe D. Whitman, who became a CoffeeAM.com, Inc. director on March 24, 2000. On May 5, 2000, Mr. Whitman also purchased 15,000 shares of CoffeeAM.com, Inc.'s common stock, at $7.00 per share. Payment for the shares was $57,000 in cash and $48,000 in reduced rentals over the first three years of the lease. The terms of this lease were as favorable to CoffeeAM.com, Inc. as those generally available from unaffiliated third parties. The lease has been ratified by a majority of our independent directors who did not have an interest in the transactions and who had access, at CoffeeAM.com, Inc.'s expense, to CoffeeAM.com, Inc.'s or independent legal counsel.

All future material affiliated transactions and loans will be made or entered into on terms that are no less favorable to CoffeeAM.com, Inc. than those that can be obtained from unaffiliated third parties and must be approved by a majority of CoffeeAM.com, Inc.'s independent directors who do not have an interest in the transactions and who had access, at CoffeeAM.com, Inc.'s expense, to CoffeeAM.com, Inc.'s or independent legal counsel.

                              Principal shareowners

The following table shows the beneficial ownership of CoffeeAM.com, Inc.'s common stock immediately prior to this offering, giving effect to the stock dividend effected May 4, 2000 and as adjusted to reflect the sale of the shares being offered, for shares owned by:

* each of CoffeeAM.com, Inc.'s directors and executive officers, * each shareowner we know to own beneficially 5% or more of the outstanding shares of our common stock and
*    all directors and officers as a group.

We believe that the beneficial owners of the common stock listed below, based on information they furnished, have sole investment and voting power over their shares, subject to community property laws where applicable.

                                                     Percentage of Total Common
                                     Number of        Stock Beneficially Owned
                                       Shares        ---------------------------
                                    Beneficially       Before            After
Name of Beneficial Owner               Owned          Offering          Offering
------------------------             ----------       --------          --------
Brian J. Lunsford                    3,687,500*         99.6%             95.7%
Maranda E.  Lunsford                 3,687,500*         99.6%             95.7%
Howe D. Whitman                         15,000           0.4%              0.3%
All directors and executive
 officers as a group (5 Persons)     3,702,500           100%             96.1%

* Brian J. Lunsford and Maranda E. Lunsford are the sole shareowners of Marandar Marketing, Inc., the registered owner of these shares. They are married to each other and report each other's shares as beneficial owners.

                            Description of securities

Our articles of incorporation and the Georgia Business Corporation Code authorize us to issue up to 10,000,000 shares of common stock. We may also issue securities for borrowings. Before sales in this offering, CoffeeAM.com, Inc. had 3,702,500 shares of common stock outstanding, held by three shareowners. This includes shares issued in the May 4, 2000 stock dividend of 1,676 shares of common stock for each share owned on that date. No shares of preferred stock have ever been issued.

Common stock

The owners of common stock elect all the members of CoffeeAM.com, Inc.'s board of directors. Each share owned is entitled to one vote on all matters to be voted on by shareowners. A majority of the shares issued is a quorum. The shareowners are entitled to receive dividends when, as and if declared by the board of directors out of funds legally available. In the event of liquidation, dissolution or winding up of the corporation, the shareowners are entitled to share ratably in all assets remaining which are available for distribution to them after payment of liabilities. Shareowners, as such, have no conversion, preemptive or other subscription rights, and there are no redemption provisions applicable to the common stock. All of the outstanding shares of common stock, and the shares issued in this offering, will be fully paid and nonassessable. The transfer agent and registrar for our common stock is American Stock Transfer.

                          Future resales of securities

The shares sold in this offering will be freely tradable, without restriction or registration under federal securities laws. Sales of shares to residents of certain states or jurisdictions may require registration or an applicable exemption from registration provisions of the shares in those states or jurisdictions.

Order-matching service

The shares have been not been approved for listing on any registered national securities exchange or on the Nasdaq stock market. After completion of this offering, we expect to arrange for a registered securities broker-dealer to provide an order-matching service for persons wishing to sell or buy shares after this offering is over. However, it is possible that this service may not become or remain available. In that case, anyone wishing to sell shares would have to find a buyer and make arrangements for the price, payment and transfer of the shares.

Restricted shares

The 3,702,500 shares of common stock issued before this offering are "restricted securities" and may not be sold in a public distribution except in compliance with the federal Securities Act of 1933 or an applicable exemption under the Securities Act, including its Rule 144. Rule 144(k) provides that a person who is not an officer, director or principal shareowner of CoffeeAM.com, Inc. and who has owned shares for at least a year could offer and sell those shares through any trading market, if reporting and other requirements were met.

The three present shareholders have entered into a "lock-in agreement" with CoffeeAM.com, Inc., further restricting the sale or other transfer of their shares for a period of 2 years after the completion of this offering. All of the 3,702,500 shares of common stock now outstanding are subject to this agreement. None of these shares can be transferred during the first year after completion of this offering. During the second year after completion of this offering, an aggregate of 2 1/2% of these shares may be sold or transferred during each calendar quarter.

Tax effects of selling "Small Business Stock"

Individuals buying shares in this offering, and holding them for at least five years, would pay a maximum 14% effective tax rate on any gain from their sale, under existing tax laws. Or, no tax at all would be payable on the sales proceeds "rolled over" into the purchase of other "small business stock," within 60 days of the sale. This favorable tax treatment could be changed. Various conditions and limitations apply. You will want to consult your own tax advisor if this tax effect is important in your investment decision.

                              Plan of distribution


CoffeeAM.com, Inc. is offering shares and certificates directly to the public, without any registered securities broker-dealer as an intermediary. Notices of the offer and how to get a prospectus will be posted on our website, www.coffeeam.com, and may also be in selected print media and sent to our customers and others by mail. These notices will be in the form permitted by Rule 134 of the federal Securities Act of 1933. Copies of this prospectus will be accessible through our website to persons registering as residents of states in which we may lawfully offer shares. The share purchase agreement will also be available on the website to those persons and can be completed and submitted electronically or printed and mailed. Printed copies of the prospectus and share purchase order will be mailed to those requesting them. Notice of accepted share purchase orders will be sent by email or regular mail. Shares are to be sold on a "first come - first served," based on when we receive your share purchase order. The offering will end when either all of the shares have been sold or we terminate the offering. When the offering is completed, you will receive a certificate for your shares.


Any other communications concerning the offer will be effected through Brian Lunsford, our chief executive officer, who will not receive any commissions or other compensation based on transactions in securities. His activities are intended to be within Rule 3a4-1 of the federal Securities Exchange Act of 1934 and he will comply with securities regulations of the states in which the offering is to be registered. We plan to offer shares to residents of the states of Alaska, California, Colorado, Connecticut, Delaware, Florida, Georgia, Hawaii, Idaho, Illinois, Louisiana, Michigan, New Jersey, New York, North
Dakota, Ohio, Oregon, Pennsylvania, Rhode Island, South Carolina, Texas, Virginia, Washington and Wyoming. We have applied to register this offering in those states, and to license Brian Lunsford as our sales agent, as required by their securities laws. If our shares are not registered, or exempt from registration in a state, or we do not have a required licensed agent there, we will not offer shares to its residents.

Determination of offering price

Because there has been no market for our common stock, the public offering price has been determined by our board of directors. Among the factors considered were CoffeeAM.com, Inc.'s results of operations, its current financial condition, its future prospects, the state of the markets for its products and services, the experience of management and the economics of the industry segment in general.

Escrow of minimum proceeds

We are making this offering on a minimum/maximum basis subject to subscription and payment for not less than the minimum 75,000 shares and not more than the maximum 150,000 shares. All subscription payments will be deposited into an escrow account at SouthTrust Bank, N.A as escrow agent. The sole duty of the escrow agent, other than specified in the escrow agreement, shall be to establish and maintain the escrow account and receive and hold the funds deposited by us. We acknowledge that the escrow agent is performing the limited function of escrow agent and that this fact in no way means the escrow agent has passed in any way upon the merits or qualifications of, or has recommended, or given approval to, any person, security or transaction.


No securities dealer is buying all of the shares in this offering, so less than the maximum amount may be raised. If the minimum is not sold in this offering by May 31, 2001, all proceeds deposited in the escrow account will be promptly refunded in full, with interest, but without any deduction for expenses.


During the escrow period, all subscription payments for shares must be delivered with a completed share purchase order to the escrow agent. CoffeeAM.com, Inc. will mail a copy of the share purchase order to each purchaser within fifteen business days of acceptance by us. Stock certificates will not be issued to subscribers until the minimum has been sold. Until then, purchasers will be subscribers and not security holders of CoffeeAM.com, Inc.. During the escrow period, subscribers will have no right to a return of their payment.

After the minimum has been fully subscribed, we will continue to offer the shares, not subject to payment for any further minimum amount, but not for more than a total of 150,000 shares. This offering will end when we have sold the maximum amount or on March 31, 2001, if we have not sold the minimum by then. We may decide to close the offering earlier, if some major event has occurred that would materially change our business or the investment described in this prospectus. We reserve the right to reject any subscription or share purchase agreement in full or in part and to terminate the offering at any time prior to the sale of all the shares being offered.

The escrow agent is performing the limited function of escrow agent and this fact in no way means the escrow agent has passed in any way upon the merits or qualifications of, or has recommended, or given approval to, any person, security or transaction

                                     Experts

The financial statements of CoffeeAM.com, Inc. as of and for the periods ended December 31, 1998 and December 31, 1999 have been included in this prospectus in reliance on the report of Cherry, Bekaert & Holland, certified public accountants.

                              Available Information

This prospectus is part of a registration statement on Form SB-2 filed under the Securities Act of 1933. This prospectus does not contain all of the information in the registration statement and its exhibits. Statements in this prospectus about any contract or other document are just summaries. Copies of material contracts are filed as exhibits to the registration statement and are available as an EDGAR filing on various websites, including www.sec.gov.

CoffeeAM.com, Inc. will have to file reports under the Securities Exchange Act of 1934. You may read and copy the registration statement and our reports at the Securities and Exchange Commission's public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549, Seven World Trade Center, 13th Floor, New York, New York 10048, and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may telephone the Commission's Public Reference Branch at 800-SEC-0330. Our registration statement and reports are also available on the Commission's Internet site at http://www.sec.gov.

We intend to furnish our shareowners with annual reports containing audited financial statements after the end of each fiscal year.

                          Index to financial statements

     Independent Auditors' Report                                    F-1
     Balance Sheets                                                  F-2
     Statements of Income                                            F-3
     Statements of Changes in Stockholders' equity                   F-5
     Statements of Cash Flows                                        F-6
     Notes to Financial Statements                                   F-8-17

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors
Coffeeam.com, Inc.
formerly known as
Arabica International, Inc.
Chamblee, Georgia


We have audited the accompanying balance sheets of Coffeeam.com, Inc. formerly known as Arabica International, Inc. (wholly owned subsidiary of Marandar Marketing, Inc.) as of December 31, 1999 and 1998 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Coffeeam.com, Inc. as of December 31, 1999 and 1998 and the results of its operations and its cash flows for the periods then ended in conformity with generally accepted accounting principles.


                                    /s/ Cherry, Bekaert & Holland, L.L.P.
                                        Certified Public Accountants


Atlanta, Georgia
March 3, 2000, except for Note 11, as to which the date is May 5, 2000

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                                 Balance Sheets
                    June 30, 2000, December 31, 1999 and 1998


                                     Assets

                                                                       December 31,
                                                    June 30,      ----------------------
                                                      2000          1999          1998
                                                    --------      --------      --------
                                                  (Unaudited)
Current assets
  Cash                                              $ 26,238      $ 40,663      $ 29,318
  Accounts receivable
     Trade, net of allowance for uncollectible
       Accounts of $6,000, $-0- and $6,000 for
       December 31, 1999 and 1998 and
       June 30, 2000                                  47,134        62,683        16,771
  Inventories                                         88,591        81,975       139,999

  Prepaid expenses                                   110,568         3,603            --
                                                    --------      --------      --------

         Total current assets                        272,531       188,924       186,088
                                                    --------      --------      --------

         Net property and equipment                  210,018       175,709       161,819
                                                    --------      --------      --------
Other assets

  Other                                                3,158            --
  Note receivable shareholder                         35,887        12,187            --
  Goodwill, net of accumulated
    Amortization of $23,298, $-0- and $34,947
    for December 31, 1999 and 1998 and
    June 30, 2000                                    314,530       326,179       349,477
                                                    --------      --------      --------

         Total other assets                          353,575       338,366       349,477
                                                    --------      --------      --------

         Total assets                               $836,124      $702,999      $697,384
                                                    ========      ========      ========

See notes to financial statements.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                                 Balance Sheets
                    June 30, 2000, December 31, 1999 and 1998
                                   (continued)


                      Liabilities and Stockholders' Equity

                                                                         December 31,
                                                   June 30,        -------------------------
                                                     2000            1999            1998
                                                   ---------       ---------       ---------
                                                  (Unaudited)
Current liabilities
  Accounts payable                                 $ 189,103       $ 101,103       $  29,686
  Accrued expenses                                    26,644          22,260          23,401
  Current maturities of long-term debt                55,928          52,156          24,743
  Loan from stockholder                              200,000              --              --
                                                   ---------       ---------       ---------

         Total current liabilities                   471,675         175,519          77,830
                                                   ---------       ---------       ---------

Long-term debt, net of current maturities            293,703         323,099         375,257
                                                   ---------       ---------       ---------

         Total liabilities                           765,378         498,618         453,087
                                                   ---------       ---------       ---------
Stockholders' equity
  Common stock, authorized 10,000,000 Shares,
   3,687,500 shares issued and Outstanding
   for December 31, 1999 and 1998, 3,702,500
   shares issued and outstanding for
   June 30, 2000                                         200             200             200
  Paid-in capital                                    155,000         250,000         250,000
  Accumulated deficit                                (84,454)        (45,819)         (5,903)
                                                   ---------       ---------       ---------

         Total stockholders' equity                   70,746         204,381         244,297
                                                   ---------       ---------       ---------
         Total liabilities and
           Stockholders' equity                    $ 836,124       $ 702,999       $ 697,384
                                                   =========       =========       =========

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                              Statements of Income
                    Periods ended June 30, 2000 and 1999 and
                     Years ended December 31, 1999 and 1998


                                                For the Six Months Ended
                                               --------------------------
                                                        June 30,                    December 31,
                                               --------------------------    --------------------------
                                                  2000           1999           1999           1998
                                               -----------    -----------    -----------    -----------
                                               (Unaudited)    (Unaudited)
Revenue
  Sales                                        $   723,020    $   546,949    $ 1,282,714    $ 1,004,106

Less cost of sales                                 266,767        268,971        487,609        465,710
                                               -----------    -----------    -----------    -----------
         Gross profit                              456,253        277,978        795,105        538,396

Selling, general and administrative expenses       482,125        327,207        821,380        332,861
                                               -----------    -----------    -----------    -----------

         Income (loss) from operations             (25,872)       (49,229)       (26,275)       205,535
                                               -----------    -----------    -----------    -----------
Other income (expense)
  Interest expense                                  12,763          6,921         13,641             --
                                               -----------    -----------    -----------    -----------

         Net income (loss)                     $   (38,635)   $   (56,150)   $   (39,916)   $   205,535
                                               ===========    ===========    ===========    ===========
Pro forma data (unaudited)
  Net income (loss) as reported                $   (38,635)   $   (56,150)   $   (39,916)   $   205,535
  Pro forma income tax expense                          --             --             --         70,400
                                               -----------    -----------    -----------    -----------

         Pro forma net income loss             $   (38,635)   $   (56,150)   $   (39,916)   $   135,135
                                               ===========    ===========    ===========    ===========
Basic and diluted income (loss) per
  common share *                               $     (0.01)   $     (0.01)   $     (0.01)   $      0.04
                                               ===========    ===========    ===========    ===========
Weighted average number of common
  shares outstanding *                           3,692,000      3,687,000      3,687,000      3,687,000
                                               ===========    ===========    ===========    ===========

* Adjusted to reflect the stock dividend declared on May 4, 2000. See notes to financial statements.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                  Statements of Changes in Stockholders' Equity
                     Years ended December 31, 1999 and 1998
                         and Period ended June 30, 2000

                                                                            Retained
                                                 Common                     Earnings/
                                                 Stock        Paid-in      Accumulated
                                   Shares        Amount       Capital        Deficit         Total
                                 ---------     ---------     ---------      ---------      ---------
Balance (Deficit)
  December 31, 1997                  2,200     $     200     $              $ (79,726)     $ (79,526)

Net income                                                                    211,438        211,438

Effect of acquisition by
  Marandar Marketing, Inc.                                     250,000       (131,712)       118,288
                                 ---------     ---------     ---------      ---------      ---------

Balance as of
  December 17, 1998                  2,200           200       250,000                       250,200

Net loss from acquisition to
  December 31, 1998                                                            (5,903)        (5,903)
                                 ---------     ---------     ---------      ---------      ---------
Balance as of
  December 31, 1998                  2,200           200       250,000         (5,903)       244,297

Stock dividend*                  3,685,300                                                        00

Net loss                                                                      (39,916)       (39,916)
                                 ---------     ---------     ---------      ---------      ---------
Balance as of
  December 31, 1999              3,687,500           200       250,000        (45,819)       204,381

Stock issuance                      15,000                     105,000                       105,000

Distribution                                                  (200,000)                     (200,000)

Net loss                                                                      (38,635)       (38,635)
                                 ---------     ---------     ---------      ---------      ---------
Balance as of
  June 30, 2000 (unaudited)      3,702,500     $     200     $ 155,000      $ (84,454)     $  70,746
                                 =========     =========     =========      =========      =========

* Adjusted to reflect the stock dividend approved on May 4, 2000.


See notes to financial statements.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                            Statements of Cash Flows
                         Period ended June 30, 2000 and
                 1999 and Years ended December 31, 1999 and 1998

                                                    For the Six Months Ended
                                                 ------------------------------
                                                 June 30, 2000    June 30, 1999    December 31,     December 31,
                                                  (Unaudited)      (Unaudited)        1999             1998
                                                 -------------    -------------    ------------     ------------
Cash flows from operating activities
 Reconciliation of net income to net cash
  used in operating activities
     Net income (loss)                            $ (38,635)       $ (56,150)       $ (39,916)       $ 205,535
 Adjustments to reconcile net income to net
  cash used in operating activities
    Depreciation                                     16,590           18,236           31,821           31,566
    Amortization                                     11,649           11,648           23,297            2,324
 Changes in assets and liabilities, net
  of acquisitions
 (Increase) decrease in accounts receivable          15,549          (61,408)         (45,912)           7,811
 (Increase) decrease in inventories                  (6,616)          21,633           58,024          (56,533)
 (Increase) decrease in prepaid assets              (58,965)          (1,087)          (3,603)              --
 Increase in other assets                            (3,158)              --               --               --
 Increase in cash overdraft                              --           14,346               --               --
 Increase (decrease) in accounts payable             88,000           46,199           71,417          (13,922)
 Increase (decrease) in accrued expenses              4,384          (10,991)          (1,141)         (29,659)
                                                  ---------        ---------        ---------        ---------
     Net cash provided by (used for)
      operating activities                           28,798          (17,574)          93,987          147,122
                                                  ---------        ---------        ---------        ---------

See notes to financial statements.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                            Statements of Cash Flows
                         Period ended June 30, 2000 and
                 1999 and Years ended December 31, 1999 and 1998
                                   (continued)

                                                For the Six Months Ended
                                             ------------------------------
                                             June 30, 2000    June 30, 1999    December 31,     December 31,
                                              (Unaudited)      (Unaudited)        1999             1998
                                             -------------    -------------    ------------     ------------
Cash flows from investing activities
  Capital expenditures                        $ (50,899)       $ (10,130)       $ (45,710)       $ (25,669)
                                              ---------        ---------        ---------        ---------
Cash flows from financing activities
  Principal payments on notes payable           (25,624)              --          (24,745)         (64,731)
  Loan to stockholder                           (23,700)          (1,614)         (12,187)              --
  Payments to former owners related
  to acquisition                                     --               --               --         (151,932)
  Distribution to stockholder                  (200,000)              --               --               --
  Loan from stockholder                         200,000               --               --               --
  Issuance of common stock                       57,000               --               --               --
                                              ---------        ---------        ---------        ---------
     Net cash provided by (used for)
      financing activities                        7,676           (1,614)         (36,932)        (216,663)
                                              ---------        ---------        ---------        ---------

Net increase (decrease) in cash                 (14,425)         (29,318)          11,345          (95,210)

Cash and cash equivalents - beginning
of year                                          40,663           29,318           29,318          124,528
                                              ---------        ---------        ---------        ---------

Cash and cash equivalents - end of year       $  26,238        $      --        $  40,663        $  29,318
                                              =========        =========        =========        =========

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)
                          Notes to Financial Statements
                    June 30, 2000, December 31, 1999 and 1998

Note 1 - Summary of Significant Accounting Policies

         Business Activity

         COFFEEAM.COM, Inc. formerly known as Arabica International, Inc. (the "Company") is a Georgia corporation, incorporated on February 9, 1996. On December 17, 1998, the Company was acquired in a stock purchase by Marandar Marketing, Inc. The Company engages in the roasting and sale of gourmet coffee beans. Sales are generally to coffee houses, restaurants and individuals via the internet. No customer represents more than 10% of annual sales.

         Inventories

         Inventories are valued using the first-in, first-out (FIFO) method. All inventories are stated at the lower of cost or market.

         Property and Equipment

         Property and equipment are recorded at cost less accumulated depreciation. Depreciation is computed using the straight-line and accelerated methods over the estimated useful lives of assets of 5 to 10 years.

         Intangible and Long-lived Assets

         Intangible assets subject to amortization includes goodwill related to the acquisition by Marandar Marketing, Inc.. Amortization is on a straight-line basis over 15 years.

         The Company evaluates the impairment of intangible and long-lived assets on an ongoing basis in relation to the undiscounted cash flows of the related asset.

         Use of Estimates in the Preparation of Financial Statements

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                    June 30, 2000, December 31, 1999 and 1998

Note 1 - Summary of Significant Accounting Policies (continued)

         Cash and Cash Equivalents

         The Company considers instruments with a maturity of three months or less to be cash equivalents for purposes of the statements of cash flows.

         Interim Financial Statements

         The Company's financial statements for the six months ended June 30, 2000 and 1999, and all related footnote information for those periods, are unaudited, and reflect all adjustments which, in management's opinion, are necessary for fair presentation. All such adjustments are of a normal, recurring nature.

         Fair Value of Financial Instruments

         The estimated fair value of the Company's cash, accounts receivable and payable, and notes payable approximated their carrying value at year end.

         Basic Earnings per Common Share

         Basic earnings per common share equals the total of net earnings divided by the weighted average number of common shares outstanding.

         Advertising

         The  Company   expenses   advertising   costs  as  they  are  incurred.
         Advertising costs were $53,501, $13,015 and $48,400 for the periods ended December 31, 1999 and 1998 and June 30, 2000, respectively.

         Income Taxes

         The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Accordingly, the financial statements do not include a provision for income taxes because the Company does not incur federal or state income taxes. Instead, its earnings and losses are included in the stockholders' personal income tax returns and are taxed based on personal tax strategies.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)
                    Notes to Financial Statements (continued)
                    June 30, 2000, December 31, 1999 and 1998

Note 1 - Summary of Significant Accounting Policies (continued)

         Impact of New Accounting Standards

         The  Financial   Accounting  Standards  Board  (FASB)  has  issued  the
         following accounting pronouncement which the Company will be required to adopt in future periods:

         FASB Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" requires that derivative instruments such as options, forward contracts and swaps be recorded as assets and liabilities at fair value and provides guidance for recognition of changes in fair value depending on the reason for holding the derivative. The Company does not presently have transactions involving derivative instruments, but may do so in the future. The Company is required to adopt Statement No. 133 for all fiscal quarters of all fiscal years beginning after June 15, 2000.

Note 2 - Acquisition

         On December 17, 1998, all the Company's outstanding stock was purchased by Marandar Marketing, Inc. A summary of the transaction is as follows:

         Cash paid by Marandar Marketing, Inc.                 $250,000
         Cash and receivables paid by Arabica
           International, Inc.                                  232,706
         Note payable to former owner                            80,000
                                                               --------

         Total purchase price                                  $562,706
                                                               ========

         Fair value of net assets acquired                     $213,229
                                                               ========

         Goodwill                                              $349,477
                                                               ========

         The financial statements reflect the allocation of Marandar's purchase price to the fair values of the assets acquired and liabilities assumed, effective as of December 17, 1998, the purchase date. Accordingly, the results of operations for substantially all of 1998 reflect the Company's historical cost basis in assets and liabilities, and the Company's financial position as of December 31, 1999 and 1998, and the results of operations for the year ended December 31, 1999, reflect the effects of the purchase price allocation. F-10

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                                     June 30, 2000, December 31, 1999 and 1998


Note 3 - Inventories

           Inventories consisted of the following at December 31:

                                          June 30, 2000    December 31,    December 31,
                                           (Unaudited)        1999            1998
                                          -------------    ------------    ------------
Coffee                                      $ 36,918        $ 33,719        $ 93,934
Accessories, flavoring and equipment          51,673          48,256          46,065
                                            --------        --------        --------

                                            $ 88,591        $ 81,975        $139,999
                                            ========        ========        ========

Note 4 - Property and Equipment

           Property and equipment consisted of the following at December 31:

                                          June 30, 2000    December 31,    December 31,
                                           (Unaudited)        1999            1998
                                          -------------    ------------    ------------
Furniture and office equipment              $  54,118       $  37,157       $  25,959
Equipment                                     155,161         144,337         110,860
Leasehold improvements                         49,150          26,036          25,000
                                            ---------       ---------       ---------
                                              258,429         207,530         161,819
Less: Accumulated depreciation                (48,411)        (31,821)             --
                                            ---------       ---------       ---------

                                            $ 210,018       $ 175,709       $ 161,819
                                            =========       =========       =========

         Depreciation expense was $36,473 for the year ending December 31, 1999 and $31,566 for the year ended December 31, 1998. The unaudited balance of depreciation expense for the period ended June 30, 2000 was $16,590.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                    June 30, 2000, December 31, 1999 and 1998


Note 5 - Long-term Debt

         Long-term debt consists of the following:

                                                         June 30, 2000      December 31,       December 31,
                                                           (Unaudited)         1999               1998
                                                         -------------      ------------       ------------
6.08% note payable to former owner with monthly
payments of $5,118 until December 2005                     $ 279,705         $ 300,204         $ 320,000


6.08% acquisition note payable to former owner with
monthly payments of $1,280 until December 2005                69,926            75,051            80,000
                                                           ---------         ---------         ---------
                                                             349,631           375,255           400,000
Less:  Current maturities                                    (55,928)          (52,156)          (24,743)
                                                           ---------         ---------         ---------

                                                           $ 293,703         $ 323,099         $ 375,257
                                                           =========         =========         =========

         The above notes payable are secured by all the assets of the Company and are personally guaranteed by the parent's stockholder. The notes arose from the acquisition of the Company by Marandar Marketing, Inc. as discussed in Note 4.

         Maturities of long-term debt are as follows:

                 2000                                $52,156
                 2001                                 55,928
                 2002                                 59,971
                 2003                                 64,305
                 2004                                 68,955
              Thereafter                              73,940

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                    June 30, 2000, December 31, 1999 and 1998

Note 6 - Operating Leases

         The Company leases a building and office space under an operating lease. The lease expires at various dates through 2003. Rental expense under the lease was $28,992, $28,811 and $24,052 for the periods ended December 31, 1999 and 1998 and June 30, 2000, respectively. The unaudited balance of rental expense for the period ended June 30, 2000 was $24,052. The following is a schedule by years of minimum rentals under the above lease agreement as of December 31, 1999.


                 2000                                $30,700
                 2001                                 31,760
                 2002                                 32,720
                 2003                                 13,800
                 2004                                     --

Note 7 - Supplemental Cash Flow Information

         Interest paid totaled $13,641 and $-0- for the periods ended December 31, 1999 and 1998 and $12,762 and $-0- for the periods ended June 30, 2000 and 1999, respectively.

Note 8 - Concentration of Credit Risk

         The Company operates from one location in Atlanta to manufacture and sell its product. The Company extends credit to its customers substantially without collateral. Sales are generally throughout the entire United States. The business operations are influenced by the general economic conditions of the U. S.

Note 9 - Commitments

         The Company has an agreement with a consulting firm for services relating to a direct public offering of its stock. The agreement calls for $2,500 monthly payments until June 15, 2000. The total fee for the agreement is $33,200.

         As part of the purchase agreement, $50,000 was paid to the former owners for consulting services during the year ended December 31, 1999.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                    June 30, 2000, December 31, 1999 and 1998


Note 10 - Pro Forma Financial Information (Unaudited)

         The results of operations for the year ended December 31, 1998, had the acquisition of the Company by Marandar Marketing, Inc. occurred as of January 1, 1998 are as follows:

                                          Historical        Proforma          Proforma
                                           Amounts         Adjustments         Amounts
                                         ----------        -----------       ----------
         Sales                           $1,004,106        $       --        $1,004,106
         Cost of sales                      465,710                --           465,710
                                         ----------        ----------        ----------
         Gross profit                       538,396                --           538,396
         Selling, general and
          administrative expenses           332,861            25,376           358,237
                                         ----------        ----------        ----------
              Net income before taxes       205,535            25,376           180,159

         Tax provision                           --            70,400            70,400
                                         ----------        ----------        ----------

                                         $  205,535        $   95,776        $  109,759
                                         ==========        ==========        ==========

         The  proforma   adjustments  relate  to  additional   depreciation  and
         amortization   of  goodwill  that  would  have  been  recorded  if  the
         acquisition had occurred as of January 1, 1998.

         The former owners filed a final tax filing for the Company as of December 17, 1998. Federal and state income tax liability up to December 17, 1998 is the responsibility of the former owners.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                    June 30, 2000, December 31, 1999 and 1998


Note 10 - Pro Forma Financial Information (Unaudited) (continued)

         As described in Note 1, the Company has elected to be taxed as an S corporation under the provisions of the Internal Revenue Code. Assuming the completion of the offering, the Company will terminate its S corporation election and will accordingly become subject to federal and state income taxes. Upon termination of the S corporation election, deferred income taxes reflecting the tax effect to temporary differences between the Company's financial statement and tax bases of certain assets and liabilities will become a net liability or asset of the Company and will be reflected on the balance sheet with a corresponding nonrecurring tax expense or benefit in the statement of operations for the first calendar quarter following the offering. Deferred taxes relate primarily to accounts receivable allowances and capitalization of start up costs. The amount of such net deferred tax assets approximates $45,000 and $6,000 at December 31, 1999 and 1998, respectively.

         The pro forma data in the statement of income provides information as if the Company had been treated as a C corporation for income tax purposes for all periods presented. The following unaudited pro forma information reflects the reconciliation between the statutory provision for income taxes and the actual provision relating to the incremental income tax expense that the Company would have incurred if it had been subject to federal and state income taxes.

                                                              June 30, 2000     December 31,    December 31,
                                                               (Unaudited)         1999            1998
                                                              -------------     ------------   ------------

         Income taxes at federal statutory rate                 $ 11,590         $(11,975)       $ 58,800
         State taxes, net of federal benefit                       2,318           (2,400)         11,600
         Portion applicable to former owners                          --               --              --
         Reserve for realization of deferred tax benefit         (13,908)         (14,375)             --
                                                                --------         --------        --------

         Pro forma income taxes                                 $     --         $    -0-        $ 70,400
                                                                ========         ========        ========

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                    June 30, 2000, December 31, 1999 and 1998


Note 11 - Subsequent Events

         Name Change

         Effective April 26, 2000, the Company changed its name from Arabica International, inc. to COFFEEAM.COM, Inc.

         Dividend

         A dividend of $200,000 was made on April 30, 2000 to the sole shareholder of the corporation, Marandar Marketing, Inc.

         Loan from Officer

         On April 30, 2000, the Company received $200,000 as a loan from its President, Brian J. Lunsford. The loan is due in one year with interest due at 8% per annum.

         Revocation of S Election

         On May 1, 2000, the Company resolved to revoke its status as an S corporation for federal income tax purposes.

         Stock Dividend

         On May 4, 2000, the Company increased its authorized number of shares to 10,000,000. In addition, the Company declared a share dividend of 3,685,000 shares to be included in a replacement share certificate in addition to the 2,200 shares surrendered to the Company by the sole owner, Marandar Marketing, Inc. The new share certificate was issued for a total of 3,687,500 shares.

                               COFFEEAM.COM, INC.
                                formerly known as
                           ARABICA INTERNATIONAL, INC.
              (WHOLLY OWNED SUBSIDIARY OF MARANDAR MARKETING, INC.)

                    Notes to Financial Statements (continued)
                    June 30, 2000, December 31, 1999 and 1998


Note 11 - Subsequent Events (continued)

         Stock Issuance

         On May 5, 2000, the Company issued 15,000 shares to an individual in exchange for $57,000 and the execution and delivery of a contract relating to the rental of new office and warehouse space. The stock was valued at $7.00 per share based on the cash received and the fair value of the rent concession.

         Capital Contribution

         On July 14, 2000, the Company received a $55,000 contribution of capital from its parent company, Marandar Marketing, Inc. The contribution was effected by the cancellation of $55,000 of the note payable to the Company's President, Brian J. Lunsford. The debt cancellation was treated as a capital contribution to Marandar, Marketing, Inc., the parent, by its sole stockholder, Brian J.
         Lunsford. The parent company then made a $55,000 contribution to Paid-in capital of Coffeeam.com, Inc. The net effect is a $55,000 reduction in note payable officer and an $55,000 increase in paid-in capital.

                PART II -- INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.  Indemnification of Directors and Officers.

     The Registrant's Articles of Incorporation, Article 6, provide that the personal liability of a director to the Registrant or its shareholders for monetary damages for breach of duty of care or other duty as a director shall be limited to the amount of the director's compensation for services as a director during the twelve month period immediately preceding the breach. The exceptions to this limitation are a director's liability for (i) any appropriation, in violation of the director's duties, of any business opportunity of the Registrant's, (ii) acts or omissions not in good faith or which involved intentional misconduct or a knowing violation of law, (iii) liability as required by the Georgia Business Corporation Code and (iv) any transaction from which the director derived an improper personal benefit.

     The Registrant's Bylaws, Article Ten, require the Registrant to indemnify officers or directors who are made or threatened to be made a party to any proceeding because they were officers or directors, to the extent that they have been successful in their defense. The indemnification is subject to a determination that the officers or directors acted in the manner they reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe their conduct was unlawful. This determination is to be made by a majority vote of a quorum of disinterested directors, or a firm of independent legal counsel or an affirmative vote of a majority of the Registrant's shares. If any indemnification is paid otherwise than by a court order, action by the shareowners or by the issuer's insurance carrier, information about the payment is to be mailed to each shareowner. The Registrant may advance expenses incurred by an officer or director in defending a civil or criminal action. The officer or director must repay the advances if it is determined that indemnification is not authorized.

     These provisions in the Registrant's articles and bylaws may permit indemnification to directors, officers or persons controlling the Registrant for liabilities arising under the Securities Act of 1933. The Registrant has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 25.  Other Expenses of Issuance and Distribution.

All expenses of the offering are estimated to be:

     Securities and Exchange Commission filing fee...............     $    264
     Blue sky fees and expenses..................................       10,740
     Accountant's fees and expenses..............................       20,200
     Special Counsel's fees and expenses.........................       45,000
     General Counsel's fees and expenses.........................        3,000
     Printing....................................................        1,200
     Postage.....................................................        4,000
     Marketing expenses..........................................       15,000
     Miscellaneous...............................................          496
                                                                      --------
          Total..................................................     $100,000
                                                                      ========

No securities are registered for sale by security holders. No premium is to be paid on any policy to insure or indemnify directors or officers against any liabilities they may incur in the registration, offering or sale of these securities.

Item 26.  Recent Sales of Unregistered Securities.
(a) The only securities that the Registrant sold within the past three years without registering the securities under the Securities Act were the sale of 30,000 shares of common stock, on May 5, 2000.

(b) No underwriters were used. The one purchaser is an accredited investor as defined in Section 2(15)(ii) of the Securities Act of 1933 and Rules 215(d) and (e) and 501(a)(4) and (5) and a sophisticated person as described in Rule 506(b)(2)(ii).

(c) All shares were sold for cash and reduced rentals over the first three years of a lease. The total offering price of the securities sold was $105,000. No underwriting discounts or commissions were paid in the transaction.

(d) The Registrant claims exemption from registration under Rule 701 of the General rules and Regulations under the Securities Act of 1933, for this transaction. The facts relied upon to make the exemption available are that the sale of shares was to one person, who is a director of the Registrant, who is an affiliate of the Registrant's landlord and who had access to all the information about the Registrant necessary to make an informed investment decision. The shares were issued under a written compensation contract for the participation of Mr. Whitman as a director.

Item 27.  Exhibits

     Exhibits listed below are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B.

       Exhibit
       Number                             Description
       ------                             -----------

        3.1     Amended and Restated Articles of Incorporation of the Registrant
        3.2     Amended and Restated By-laws of the Registrant
        4.1     Articles 8 and 9, page 6 of the Amended and Restated Articles of
                Incorporation and Article Two of the Amended and Restated
                By-laws (Exhibits 3.1 and 3.2)
        4.2     Description of common stock certificate
        5       Opinion and consent of counsel with respect to the legality of the shares
        10.1    Lease between Registrant and Cherokee Venture II
        23.1*   Consent of Cherry, Bekaert & Holland, L.L.P., Certified Public
                Accountants
        23.2    Consent of Counsel (reference is made to Exhibit 5)
        24      Power of Attorney
        99.1    Share Purchase order
        99.2    Escrow Agreement with SouthTrust Bank (revised)
        99.2    Lock-in Agreement

----------
* Filed with this amendment

Item 28.  Undertakings.

     (a) The Registrant hereby undertakes that it will:

          (1) File, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

               (i) Include any prospectus required by section 10(a)(3) of the Securities Act;
               (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and
               (iii) Include any additional or changed material information on the plan of distribution.

          (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

          (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

(d) The registrant has been advised that, in the opinion of the Securities and Exchange Commission, indemnification to directors, officers and controlling persons of the registrant for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

                                   SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorizes this Pre-Effective Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, in Woodstock, Georgia, on October 27, 2000.

                                      COFFEEAM.COM, INC. (Issuer)

                                      By /s/ BRIAN J. LUNSFORD
                                        ----------------------------------------
                                      Brian J. Lunsford, Chief Executive Officer


     In accordance with the requirements of the Securities Act of 1933, this pre-effective amendment no. 3 to registration statement was signed by the following persons in the capacities and on the dates stated.


      Signature                         Title                                    Date
      ---------                         -----                                    ----

/s/ BRIAN J. LUNSFORD           President, Director and                    October 27, 2000
-----------------------------   Chief Executive Officer
   Brian J. Lunsford


/s/ DAVID R. BLECH              Vice President of Finance, Director        October 27, 2000
-----------------------------   (Principal financial and accounting
   David R. Blech               officer)


/s/ MARANDA E. LUNSFORD         Vice President, Director                   October 27, 2000
-----------------------------
   Maranda E. Lunsford


/s/ JUEL VEACH                  Director                                   October 27, 2000
-----------------------------
   Juel Veach


/s/ HOWE D. WHITMAN             Director                                   October 27, 2000
-----------------------------
   Howe D. Whitman